082-04781

VINCI

Rueil, november 09, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

07028539

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

RECEIVED NOV 19 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 186

Rule 12g3-2(b) - File [illegible]

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Quarterly consolidated revenue at 30 september 2007,
- VINCI and BOUYGUES sign contract to build containment shelter for the Chernobyl sarcophagus,
- EUROVIA wins contract for development work at Berlin-Brandenburg International airport,
- Appointments,
- VINCI renovates the Charles Bridge in Prague,
- VINCI and Hochtief sign first A-Modell contract in Germany,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
DEC 12 2007 E
THOMSON
FINANCIAL

Christian Labeyrie
Executive Vice President,
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 206 375 317,50 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

Rueil Malmaison, 6 November 2007

PRESS RELEASE

QUARTERLY CONSOLIDATED REVENUE AT 30 SEPTEMBER 2007

- **Consolidated revenue for the first nine months of 2007 up 15.5% (€21.7 billion)**
- **Business remained very brisk in the third quarter**
- **Order book at 30 September 2007 up 20% over a 12-month period (€21.7 billion)**
- **Full-year revenue for 2007 projected to be in the order of €30 billion, up about 15%**

Consolidated revenue at 30 September 2007

VINCI's consolidated revenue for the first nine months of the year was €21.7 billion, up 15.5% compared with the pro forma figure for the same period in 2006[1].

Based on actual 2006 data, which includes ASF and ESCOTA from 9 March 2006, revenue growth at 30 September 2007 was 18%.

It includes the impact of the first consolidation of Soletanche Bachy and Entrepose Contracting: about €300 million, of which €240 million generated outside France. Excluding this impact, growth in revenue was almost 14%, reflecting the momentum in the Group's main markets in France and other countries.

Revenue for the third quarter of 2007 amounted to €8.1 billion. It continued to rise sharply: 16.6% on an actual basis (of which 4.4% contributed by Soletanche Bachy and Entrepose Contracting).

In France, revenue at 30 September increased 14.3% to €14.4 billion. Sales remained brisk in all business lines during the third quarter.

Outside France, revenue at 30 September was €7.3 billion, an increase of 17.8%, of which almost 8% was due to external growth. Business growth in international markets was driven by VINCI Construction (up 32%) and VINCI Energies (up 28%), over half of which was attributable to organic growth in both divisions.

1 Pro forma revenue for 2006 included revenue generated by ASF and ESCOTA, acquired on 9 March 2006, from 1 January 2006. Moreover, in accordance with IFRS 5, *Non-Current Assets Held for Sale and Discontinued Operations*, it excluded revenue from airport services, which were sold by the Group in October 2006.

Breakdown by business line

VINCI Concessions: €3,506 million (+6.7%[1])

Continuing the trend of previous quarters, the three motorway networks operated by VINCI under concession contracts posted strong growth in revenue in the third quarter of 2007: ASF 7%, ESCOTA 7.2% and Cofiroute 5.9%. This reflects generally buoyant traffic, both heavy and light vehicles.

ASF's revenue for the first nine months of 2007 rose 7.5% to €1,732 million, with toll revenue also up 7.5% to €1,694 million. Traffic on a stable ASF network increased 3.3%.

ESCOTA generated revenue of €445 million, a 6.4% increase. Of this, toll revenue amounted to €439 million, up 6.3%. Traffic on the network increased 2.7%.

Cofiroute's revenue amounted to €793 million, up 7.6%. Toll revenue, at €778 million, rose 8.4%, of which 4.8% was attributable to traffic growth. This includes 1% in respect of additional traffic resulting mainly from the completion of the northern Langeais bypass on the A85, which was brought into service in January 2007.

VINCI Park's revenue increased 7.2% to €408 million. In France, the 4.9% growth was attributable to satisfactory car park use. Outside France, the 13% growth in revenue was due principally to new developments in Germany and Eastern Europe.

Other infrastructure concession subsidiaries recorded revenue growth of almost 5% on a like-for-like basis, driven by the very good performance of the Cambodian airports and the Rion-Antirion bridge. On an actual basis, revenue declined 11% to €129 million due to the disposal in 2006 of holdings in Autopista Del Bosque in Chile and the Confederation Bridge in Canada.

VINCI Energies: €3,089 million (+17.6%)

VINCI Energies' very good performance overall was due to:

- dynamic organic growth both in France and other countries, with revenue increasing almost 12% on a comparable consolidation scope basis;
- a faster rate of external growth, especially outside France: about 20 acquisitions were made during the period, including that of Etavis in Switzerland.

In France, VINCI Energies' revenue amounted to over €2.2 billion, an increase of 14%. Business was particularly brisk during the third quarter (up 15.4%).

Outside France, revenue was almost €860 million, up 28%. Sales in Germany were boosted by the investments made in the energy production sector and there was strong growth in Central Europe (50% on a constant consolidation scope basis).

VINCI Energies' order book at 30 September 2007 was €2.4 billion, up 31% over a 12-month period. It represents 6.8 months of average business activity for the division.

1 Pro forma revenue for 2006 included revenue generated by ASF and ESCOTA, acquired on 9 March 2006, from 1 January 2006. Moreover, in accordance with IFRS 5, *Non-Current Assets Held for Sale and Discontinued Operations*, it excluded revenue from airport services, which were sold by the Group in October 2006.

Eurovia: €5,513 million (+5.5%)

In France, Eurovia's revenue rose almost 13% to €3.4 billion. Sales activity held firm at a very good level during the third quarter in most regions, increasing more than 10% overall.

Outside France, revenue was €2.1 billion, down approximately 4% on a comparable consolidation scope basis and at constant exchange rates. This change was due mainly to the decision to improve operational profitability in Spain, the United States and United Kingdom by being more selective in order taking. This negative impact was partially offset by the growth of sales generated by subsidiaries in Eastern Europe and Chile.

Eurovia's order book at 30 September 2007 was almost €5 billion, up 7% over a 12-month period and representing about eight months of average business activity for the division.

VINCI Construction: €9,522 million (+25.9%)

In France, VINCI Construction's revenue amounted to €5.3 billion, up 22% over the first nine months of 2006. Sales activity during the third quarter followed the same trend, with regional divisions continuing to benefit from the momentum in their markets.

Outside France, revenue increased almost 32% to €4.2 billion. Excluding Soletanche Bachy and Entrepose Contracting, which accounted for €194 million (two months of business activity) and €46 million (one month of business activity) respectively, revenue rose 24%. Central European subsidiaries, VINCI Construction Grands Projets and Freyssinet in particular continued to post very high growth rates during the third quarter.

VINCI Construction's order book at the end of September 2007 was €14.4 billion, of which €1.4 billion was attributable to recent acquisitions. It increased 23% over a 12-month period and represents 12.2 months of average business activity for the division.

Highlights

External growth

The acquisition of Soletanche Bachy, world leader in special foundations, was finalised at the end of July following approval by the European merger control authority. The company has been fully consolidated in the Group's financial statements since 27 July 2007.

Following its takeover bid for Entrepose Contracting, VINCI holds 77.24% of that company's share capital. A specialist in the design and construction of oil and gas equipment and of laying pipelines, Entrepose Contracting has been fully consolidated in the Group's financial statements since 5 September 2007.

VINCI also continued its European expansion strategy aimed at increasing the density of its network of local companies. This led to the acquisition by VINCI Energies of Etavis, a Zurich-based company that specialises in the installation of electrical equipment and telecommunications systems. Eurovia, meanwhile, strengthened its aggregate production capacity in Scandinavia with a view to better serving the markets in Northern Europe.

Main contracts

In July 2007:

- The Greek government awarded a consortium comprising VINCI, Hochtief (Germany) and some Greek companies the concession for the motorway between Athens and Tsakona, in the Peloponnese, via Corinth and Patras. The project involves financing, designing, building and/or repairing 365 km of toll motorway, and then operating it for 30 years.

- A consortium including several VINCI companies was designated preferred concession operator for Coentunnel in Amsterdam, Netherlands. The project calls for building an underwater tunnel and repairing an existing tunnel, as well as operating both for 30 years.

In September 2007:

- VINCI and Bouygues Construction, in a 50/50 partnership, signed a contract with the Ukrainian authorities to build a confinement shelter for the existing Chernobyl sarcophagus. The contract is worth €500 million and the work will take 53 months to complete, of which 18 months for studies.
- A consortium of companies headed by Eurovia won a contract to build a runway and taxiways at the new Berlin-Brandenburg international airport. Work on this contract, worth €215 million, will be carried out between September 2007 and April 2011.
- VINCI Concessions and Hochtief signed the A-Modell contract for the A4 Horselberg motorway. The contract calls for financing, designing, building and/or repairing a 45 km section of motorway between Gotha and Eisenach in Thuringia, then operating it for 30 years.

Financial items

The crisis in the credit market during the summer had no significantly unfavourable impact on the Group's financial situation.

Following the success of its first issue of 15-year bonds for €1.5 billion at the beginning of July, ASF launched two further bond issues (15 years and 20 years) for a total of €125 million in August. These issues are part of the programme to refinance ASF's debt which, to date, had consisted of Caisse Nationale des Autoroutes loans and bank loans.

Cofiroute, meanwhile, reopened its 2006-2021 bond issue for €350 million to help finance its investment programme.

These transactions extended the average maturity of the Group's debt and strengthened its liquidity while diversifying its sources of financing.

VINCI also continued to apply its policy of prudent hedging aimed at limiting its exposure to interest rate changes. At the end of September 2007, about 90% of the Group's total net financial debt was made up of fixed rate or capped floating rate debt.

During the third quarter, VINCI continued its share buy-back programme in accordance with the decision of the Shareholders Meeting of 10 May 2007. This led to the net purchase of 4 million of its own shares[2]. During the same period, VINCI cancelled 3.8 million shares. At 30 September 2007, the parent company's capital was made up of 483,816,544 shares. At the same date, the Group held 17,701,831 treasury shares, representing 3.7% of its capital. These are used mainly to finance external growth operations and cover incentive schemes giving employees access to the company's capital.

Outlook

The total order book for contracting activities (VINCI Construction, Eurovia and VINCI Energies) at the end of September 2007 amounted to €21.7 billion, up almost 20% over a 12-month period and representing over 10 months of average business activity for these subsidiaries.

[2] Excluding purchases and sales of shares carried out within the framework of the liquidity contract.

The continued sound organic growth in the third quarter of 2007 demonstrates the good positioning of Group companies in dynamic markets (France, Central and Eastern Europe, and the Mediterranean Basin in particular). This is strengthened by a policy of targeted acquisitions in new geographical areas and complementary areas of expertise, which are vectors for further growth. Lastly, the relevance of VINCI's business model, combining construction with infrastructure management under long-term contracts, is illustrated by the major successes in concessions and public-private partnerships (PPPs) in several European countries.

Against this backdrop, VINCI is projecting 2007 revenue in the order of €30 billion, an increase of about 15% over that of 2006.

VINCI will publish its annual revenue after the close of stock market trading on 31 January 2008.

Press relations: Vanessa Lattes
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vanessa.lattes@vinci.com

Investor relations: Marie-Amélia Folch
Tel: +33 1 47 16 45 39
Email: marie-amelia.folch@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

CONSOLIDATED REVENUE AT 30 SEPTEMBER 2007
(in € millions)

		30 September 2006 Actual (*)	30 September 2006 Pro forma (**)	30 September 2007	*2007/2006 change* Actual	Pro forma (**)
VINCI Concessions	1st quarter	504.6	902.6	980.5	*94.3%*	*8.6%*
	2nd quarter	1,097.2	1,097.2	1,166.8	*6.3%*	*6.3%*
	3rd quarter	1,287.2	1,287.2	1,358.5	*5.5%*	*5.5%*
		2,889.0	3,287.0	3,505.9	*21.4%*	*6.7%*
VINCI Energies	1st quarter	851.5	851.5	947.8	*11.3%*	*11.3%*
	2nd quarter	888.5	888.5	1,035.2	*16.5%*	*16.5%*
	3rd quarter	885.4	885.4	1,105.4	*24.9%*	*24.9%*
		2,625.4	2,625.4	3,088.5	*17.6%*	*17.6%*
Eurovia	1st quarter	1,164.3	1,164.3	1,356.0	*16.5%*	*16.5%*
	2nd quarter	1,957.7	1,957.7	2,027.1	*3.5%*	*3.5%*
	3rd quarter	2,103.9	2,103.9	2,129.7	*1.2%*	*1.2%*
		5,225.8	5,225.8	5,512.8	*5.5%*	*5.5%*
VINCI Construction	1st quarter	2,290.0	2,290.0	2,783.8	*21.6%*	*21.6%*
	2nd quarter	2,638.2	2,638.2	3,263.6	*23.7%*	*23.7%*
	3rd quarter	2,633.3	2,633.3	3,474.8	*32.0%*	*32.0%*
		7,561.5	7,561.5	9,522.2	*25.9%*	*25.9%*
VINCI Immobilier	1st quarter	96.2	96.2	134.6	*40.0%*	*40.0%*
	2nd quarter	150.8	150.8	130.1	*(13.7%)*	*(13.7%)*
	3rd quarter	119.2	119.2	113.0	*(5.2%)*	*(5.2%)*
		366.2	366.2	377.7	*3.2%*	*3.2%*
Eliminations		(236.6)	(236.6)	(261.5)		
Total	1st quarter	4,834.3	5,232.4	6,106.9	*26.3%*	*16.7%*
	2nd quarter	6,665.2	6,665.2	7,558.3	*13.4%*	*13.4%*
	3rd quarter	6,931.8	6,931.8	8,080.4	*16.6%*	*16.6%*
Total		**18,431.3**	**18,829.4**	**21,745.6**	***18.0%***	***15.5%***

(*) Actual data: in 2006, consolidation of ASF and ESCOTA from 9 March 2006, the date on which VINCI acquired control. Moreover, in accordance with IFRS 5, *Non-Current Assets Held for Sale and Discontinued Operations*, these figures exclude the revenue from airport services, which were sold by October 2006.

(**) Pro forma data: includes full-year revenue of ASF and ESCOTA for 2006.

Breakdown of consolidated revenue: France/rest of the world

	30 September 2006 Actual (*)	30 September 2006 Pro forma (**)	30 September 2007	2007/2006 change *Actual*	*Pro forma (**)*
France					
VINCI Concessions	2,701.8	3,099.9	3,317.3	*22.8%*	*7.0%*
VINCI Energies	1,957.4	1,957.4	2,231.4	*14.0%*	*14.0%*
Eurovia	3,051.3	3,051.3	3,442.2	*12.8%*	*12.8%*
VINCI Construction	4,344.2	4,344.2	5,282.2	*21.6%*	*21.6%*
VINCI Immobilier	365.9	365.9	377.5	*3.2%*	*3.2%*
Eliminations	(208.1)	(208.1)	(231.7)		
Total France	**12,212.6**	**12,610.7**	**14,418.9**	***18.1%***	***14.3%***
International					
VINCI Concessions	187.2	187.2	188.5	*0.7%*	*0.7%*
VINCI Energies	668.0	668.0	857.1	*28.3%*	*28.3%*
Eurovia	2,174.5	2,174.5	2,070.5	*(4.8%)*	*(4.8%)*
VINCI Construction	3,217.3	3,217.3	4,240.0	*31.8%*	*31.8%*
VINCI Immobilier	0.3	0.3	0.2		
Eliminations	(28.5)	(28.5)	(29.8)		
Total International	**6,218.7**	**6,218.7**	**7,326.6**	***17.8%***	***17.8%***
Total	**18,431.3**	**18,829.4**	**21,745.6**	***18.0%***	***15.5%***

(*) Actual data: in 2006, consolidation of ASF and ESCOTA from 9 March 2006, the date on which VINCI acquired control. Moreover, in accordance with IFRS 5, *Non-Current Assets Held for Sale and Discontinued Operations*, these figures exclude the revenue from airport services, which were sold by October 2006.

(**) Pro forma data: includes full-year revenue of ASF and ESCOTA for 2006.

Motorway concessions traffic at 30 September 2007
(in millions of kilometres travelled)

	Network	30 September 2006	30 September 2007	*Change*
ASF				
Light vehicles	Stable	17,743.6	18,357.9	*3.5%*
	Actual	17,836.5	18,464.3	*3.5%*
Heavy vehicles	Stable	3,233.7	3,312.7	*2.4%*
	Actual	3,245.8	3,329.0	*2.6%*
Total km travelled	**Stable**	**20,977.3**	**21,670.5**	***3.3%***
	Actual	**21,082.3**	**21,793.3**	***3.4%***
ESCOTA				
Light vehicles	Stable	4,491.4	4,611.4	*+2.7%*
Heavy vehicles	Stable	473.7	489.4	*+3.3%*
Total km travelled	**Stable**	**4,965.0**	**5,100.7**	***+2.7%***
Cofiroute				
Light vehicles	Stable	6,361.6	6,568.9	*3.3%*
	Actual	6,477.0	6,751.3	*4.2%*
Heavy vehicles	Stable	1,110.0	1,187.0	*6.9%*
	Actual	1,129.7	1,219.7	*8.0%*
Total km travelled	**Stable**	**7,471.6**	**7,755.9**	***3.8%***
	Actual	**7,606.7**	**7,971.0**	***4.8%***

BOUYGUES CONSTRUCTION

VINCI

Monday 17 September 2007

VINCI AND BOUYGUES SIGN CONTRACT TO BUILD CONTAINMENT SHELTER FOR THE CHERNOBYL SARCOPHAGUS

VINCI Construction Grands Projets (leader) and Bouygues Travaux Publics, as 50/50 partners in the Novarka consortium, have announced the signature of the "New Safe Confinement" contract for Chernobyl with ChNPP. The project, which is to be performed on behalf of the State-owned Ukrainian company ChNPP, is financed by an international fund administered by the European Bank for Reconstruction and Development (EBRD).

The EUR 432million contract comprises the design and construction of a confinement shelter in the form of an arch of exceptional dimensions, designed to permit the future dismantling of the old sarcophagus and the wreckage of the reactor that exploded on 26 April 1986. The arch will consist of an 18,000-ton metal framework spanning the existing sarcophagus. It will be 105 metres high, 150 metres long, with a 257-metre span. A special ventilation system will be put in place to prevent the spread of radioactive particles into the environment. The arch will be assembled to the west of the site, in a specially developed zone some distance from the damaged reactor. It will then be slid into place over the existing sarcophagus.

The project will employ 900 people at its peak. All personnel present on the site will be specially equipped to ensure their safety and protection against radiation (including radiation-proof suits and breathing masks), and they will be subject to regular medical and radiation checks. In addition the site will be monitored permanently for radioactivity and atmospheric contamination.

Work will start at the end of 2007 and will last 53 months, including 18 months of planning and design studies.

This contract win, thanks to the know-how of VINCI Construction Grands Projets and Bouygues Travaux Publics in the field of nuclear civil engineering and the management of major international projects, is the culmination of important contract negotiations beginning with the international competition for ideas launched by Ukraine, which VINCI won in 1993.

Press Contacts: Bouygues Construction

Christophe MORANGE
T- 01 30 60 55 05
Hubert ENGELMANN
T- 01 30 60 58 68
h.engelmann@bouygues-construction.com

Press Contacts: VINCI

Vanessa LATTES
T- 01 47 16 31 82 vlattes@vinci.com

Virginie Christnacht
T- 01 47 16 39 56 vchristnacht@vinci.com

Rueil-Malmaison, 1 october 2007

Press release

Eurovia wins contract for development work at Berlin-Brandenburg International airport

Eurovia (VINCI group), consortium leader, has been announced as winner of the contract to build a runway and hangars for the new Berlin-Brandenburg International Airport.

The contract, worth €215 million, calls for building and developing one of the two take-off and landing runways, the taxiways and airplane parking area.

The works, which will take from September 2007 until April 2011, include 6.5 million cu. metres of earthwork, 1,400,000 sq. metres of concrete pavement, 240,000 sq. metres of asphalt pavement, a 1,100 km protection system for ground lighting cables, a 30 km rainwater collection network (with 400 wells and eight pumps) and the fuel supply network.

The new contract confirms Eurovia's strong presence and long-term commitment in Germany in the field of transport infrastructure: roads, motorways, airports, asphalt and concrete pavement, and materials production. Eurovia generated revenue of €776 million in Germany in 2006.

Eurovia, a VINCI subsidiary, is a world leader in the road industry. With 38,500 employees and operations in 16 countries, the company generated revenue of €7.2 billion in 2006 of which €3 billion outside France.

Press contact: Virginie Christnacht
Phone: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
e-mail : virginie.christnacht@vinci.com

PRESS RELEASES

Rueil Malmaison, 1 October 2007

Press release
Appointments

In view of Roger Martin's retirement on 30 June 2008, Jacques Tavernier will take over as chairman of Eurovia at the beginning of 2008.

David Azéma's appointment to the position of chief executive officer of VINCI Concessions, replacing Jacques Tavernier, will be proposed at the next VINCI Concessions Board of Directors meeting.

Henri Stouff, chairman and chief executive officer of Cofiroute, has been given responsibility for the supervision of VINCI's three motorway networks, which are part of VINCI Concessions: ASF, ESCOTA and Cofiroute. He joins VINCI's Executive Committee.

VINCI's Executive Committee, chaired by Xavier Huillard, director and chief executive officer, comprises:

- Roger Martin, senior executive vice-president
- Jacques Tavernier, senior executive vice-president
- Christian Labeyrie, executive vice-president and chief financial officer
- Pierre Coppey, executive vice-president and vice-president, corporate communications, human resources and synergies
- David Azéma, VINCI Concessions
- Henri Stouff, motorway concessions (VINCI Concessions)
- Richard Francioli, VINCI Construction
- Jean Rossi, VINCI Construction France
- Jean-Yves Le Brouster, VINCI Energies
- Jean-Luc Pommier, business development

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
e-mail: virginie.christnacht@vinci.com

Roger Martin
Senior executive vice-president of VINCI
Chairman and CEO of Eurovia

Born in 1943, Roger Martin is a graduate of the ESTP a civil engineering school and the CPA business school. He also has an MSc from the University of Berkeley. Roger Martin joined Bourdin Chaussé as a civil engineer in 1968. He became CEO of that company in 1985, and then chairman and CEO in 1988. He has been chairman and CEO of Eurovia since 1996. He was appointed executive vice-president of VINCI in 1997, and then senior executive vice-president of VINCI in April 2002.

Jacques Tavernier
Senior executive vice-president of VINCI

Born in 1950, Jacques Tavernier is an alumnus of the Ecole Polytechnique and graduated in engineering from the Ponts et Chaussées. He started his career at the Ministry for Infrastructure. Other positions included CEO of the urban development department of Sénart new town and infrastructure director for the Hauts de Seine *département*. Jacques Tavernier joined ASF as CEO in 1998. Since 2006, he has been CEO of VINCI Concessions and chairman and CEO of ASF.

David Azéma
Chief operating officer of VINCI Concessions

Born in 1960, David Azéma has a law degree and is a graduate of Sciences Po (political sciences institute in Paris) and the Ecole Nationale d'Administration. He started his career in 1987 as an auditor in the government accounting office. In 1993, after two years in the cabinet of France's Minister of Employment, he joined SNCF, the French railway company, where he held positions as project manager reporting to the strategy department, advisor to the chairman and director of subsidiaries and investments. He moved to the UK to take up the position of chairman of ICRRL (Intercontinental and Regional Railways Limited)

before becoming chairman and CEO of Eurostar Group Ltd, the subsidiary of SNCF, SNCB (Belgian railway company) and Eurostar UK that operates the Eurostar high-speed rail service. He joined VINCI in October 2002.

Henri Stouff
Chairman and CEO of Cofiroute

Born in 1944, Henri Stouff is an alumnus of the Ecole Polytechnique and a graduate of Centre des Hautes Etudes de la Construction. He started his career at Compagnie Industrielle de Travaux (Citra) from 1966 to 1977, moving to Dragages et Travaux Publics (a Screg subsidiary) from 1977 to 1986. He became managing director (1988), general manager and then chairman and CEO of Campenon Bernard, in addition to serving as executive vice-president of VINCI from 1997 to 2001. Henri Stouff was chairman and CEO of VINCI Construction Grands Projets from 2001 to 2004, and has been chairman and CEO of Cofiroute since 2004.

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VINCI

Rueil-Malmaison, 15 october 2007

Press release

VINCI renovates the Charles Bridge in Prague

VINCI's Czech subsidiary, SMP, has just been selected to carry out the renovation work on the Charles Bridge, a historic monument in Prague, registered as a UNESCO world heritage site.

The work includes renovation of the balustrade, pavement layers (mainly waterproofing), and the two access ramps to the bridge, including repair of the wastewater network. The works, worth €6.7 million, began at the beginning of August and are to last for 34 months. The job will be carried out in sections, on one half of the deck at a time, in order to maintain dense pedestrian traffic.

The Charles Bridge, for which building began in 1357, is the oldest conserved bridge in Prague. It is 516m long and 10m wide and supported by 16 pillars. The deck, which crosses the Vltava River, is framed on either side by the Malá Strana and Staré Mesto towers, one on each bank. There are thirty statues and sculpted groups of saints on the guardrail, which were installed between 1683 and 1714.

Press contact: Vanessa Lattés
Tel: +33 (0)1 47 16 31 82
Fax: +33 (0)1 47 16 33 88
E-mail: vanessa.lattes@vinci.com

END